Exhibit (a)(5)(viii)

EFiled: Nov 20 2013 06:33PM EST
Transaction ID 54592103
Case No. 9108-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARY MANLEY, individually and on behalf of all others similarly situated,

Plaintiff,

v.

VIROPHARMA INCORPORATED, VINCENT J. MILANO, PAUL A. BROOKE, WILLIAM D. CLAYPOOL, MICHAEL R. DOUGHERTY, ROBERT J. GLASER, JOHN R. LEONE, JULIE H. MCHUGH, HOWARD H. PIEN, SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED, VENUS NEWCO, INC. AND SHIRE PLC.

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Mary Manley (“Plaintiff”), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

I.                        NATURE OF THE ACTION

1.                                           Plaintiff brings this class action on behalf of the public stockholders of ViroPharma Incorporated (“ViroPharma” or the “Company”) against ViroPharma’s Board of Directors (the “Board” or the “Individual Defendants”), Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., and Shire plc (collectively “Shire”), for their breaches of fiduciary duty and/or aiding and abetting those breaches in connection with the Board’s decision to sell ViroPharma to Shire by means of an unfair process for an unfair price (the “Proposed Transaction”).

2.                                           On November 11, 2013, ViroPharma and Shire announced that they had entered into a merger agreement (“Merger Agreement”) pursuant to which Shire will commence a tender offer to acquire all the outstanding shares of ViroPharma for $50.00 per share in cash (“Tender Offer”), for total consideration of approximately $4.2 billion. The Board has unanimously approved the Merger Agreement and unanimously recommends that stockholders of the Company tender their shares to Shire during the Tender Offer period.

3.                                           In breach of its fiduciary duties, the Board conducted a flawed process designed to ensure the acquisition of ViroPharma by Shire on terms preferential to Shire and ViroPharma’s Board members, but detrimental to Plaintiff and the other public stockholders of ViroPharma. Specifically, the merger consideration significantly undervalues the Company and the Merger Agreement unlawfully binds the parties to the unfair terms of the Proposed Transaction and impermissibly deters potential topping bids.

4.                                           As stated above, the merger consideration does not reflect ViroPharma’s undeniable growth potential. ViroPharma’s stock has consistently climbed from year to year, closing at a 13-year high of $40.78 on September 17, 2013. Most recently, the Company has experienced significant success in marketing Cinryze, a drug used to treat Hereditary Angioedema (HAE). In 2012, the Company generated $321 million in Cinryze sales in the United States alone. This figure is expected to increase as a result of the drug’s introduction to the European market in 2012. Furthermore, the Company continues to develop its product pipeline and currently has five drugs in various phases of study that are expected to yield promising results in the future.

5.                                           Furthermore, the merger consideration does not compensate ViroPharma stockholders for the $150 million estimated annual synergies that Shire and its stockholders are expected to enjoy from the Proposed Transaction. It is clear, therefore, that the merger consideration does not properly value ViroPharma and will not adequately compensate Company stockholders for their investment.

6.                                           Additionally, to ensure no competing bidders emerge, defendants have agreed to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company (the “Deal Protection Devices”). Specifically, pursuant to the Merger Agreement, defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides Shire with four (4) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Shire a termination fee of $127,140,000 if the Company decides to pursue another offer.

7.                                           These Deal Protection Devices substantially and improperly limit the Board’s ability to act with respect to investigating and pursing superior proposals and alternatives, including a sale of all or part of ViroPharma.

8.                                           The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Shire has aided and abetted such breaches by ViroPharma’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

II.                     PARTIES

9.                                           Plaintiff is, and has been at all relevant times, the owner of shares of ViroPharma common stock.

10.                                    Defendant ViroPharma is a Delaware Corporation with its principal executive offices located at 730 Stockton Drive, Exton, PA 19341. ViroPharma is an international high growth, rare disease biopharmaceutical company focused on developing and commercializing therapeutic products that address serious diseases for which there is an unmet medical need. The Company markets and sells products in the United States, including Vancocin, the only antibiotic approved to treat two significant bacterial infections of the lower digestive tract, and Cinryze, which is a leading brand for the prophylactic treatment of HAE. Additionally, the Company markets products in Europe for HAE and acute convulsive seizures in children and adolescents. ViroPharma common stock is listed and traded on the NASDAQ Stock Exchange under the ticker symbol “VPHM.”

11.                                    Defendant Vincent J. Milano (“Milano”) is ViroPharma’s President and Chief Executive Officer and has been Chairman of the Board since March 2008. From 1997 to 2006 Milano served as Vice President, Chief Financial Officer and Treasurer of the Company, and in 2006 he served as Vice President, Chief Financial Officer and Chief Operating Officer.

12.                                    Defendant Paul A. Brooke has been a member of the Board since February 2001 and is a member of the Audit Committee.

13.                                    Defendant William D. Claypool has been a member of the Board since December 2003 and is a member of the Compensation Committee.

14.                                    Defendant Michael R. Dougherty has been a member of the Board since January 2004. Dougherty is Chair of the Audit Committee and a member of the Nominating and Governance Committee.

15.                                    Robert J. Glaser has been a member of the Board since August 1997 and is Chair of the Compensation Committee.

16.                                    John R. Leone has been a member of the Board since January 2006 and is a member of the Audit Committee.

17.                                    Defendant Julie H. McHugh has been a member of the Board since January 2012.

18.                                    Defendant Howard H. Pien has been a member of the Board since May 2006 and has served as the Company’s lead independent director since December 2008. Pien is the Chair of the Nominating and Governance Committee.

19.                                    The Defendants named in paragraphs 11 through 18 are collectively referred to as the “Individual Defendants” or the “Board.”

20.                                    Defendant Shire Pharmaceutical Holdings Ireland Limited is a company incorporated in Ireland with its registered office in Jersey. Shire Pharmaceutical focuses on developing treatments for conditions in neuroscience, rare diseases, gastrointestinal, internal medicine and regenerative medicine. Shire Pharmaceutical markets products in over 50 countries worldwide and has offices in over 29 countries.

21.                                    Defendant Venus Newco, Inc. (“Merger Sub”) is a Delaware corporation and wholly owned subsidiary of Shire Pharmaceutical.

22.                                    Defendant Shire plc (“Shire plc”) is a company incorporated in Jersey.

III.                              THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

23.                                    By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public stockholders of ViroPharma and owe them, as well as the Company, a duty of the highest good faith, fair dealing and loyalty.

24.                                    Under Delaware law, where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break-up of the corporation’s assets; or (iii) sale of the corporation, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders, and if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium.

25.                               To diligently comply with their fiduciary duties, the directors/officers may not take any action that:

a.                                      adversely affects the value provided to the corporation’s stockholders;

b.                                      favors themselves or discourages or inhibits alternative offers to purchase control of the corporation or its assets;

c.                                       adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

d.                                      provides the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

26.                               In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of ViroPharma, were obligated to refrain from:

a.                                      participating in any transaction where the directors or officers’ loyalties were divided;

b.                                      participating in any transaction where the directors or officers received, or were entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c.                                       unjustly enriching themselves at the expense or to the detriment of the public stockholders

27.                               Plaintiff alleges herein that Defendants, separately and together, in connection with the Proposed Transactions, are knowingly or recklessly breaching their fiduciary duties, including their duties of loyalty, good faith, and independence, owed to Plaintiff and other public stockholders of ViroPharma, or are aiding and abetting others in breaching those duties.

IV.                               CLASS ACTION ALLEGATIONS

28.                                    Plaintiff brings this action individually and as a class action on behalf of all holders of ViroPharma common stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any Defendants.

29.                                    The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of November 8, 2013, the Company had 65,967,198 shares outstanding. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class.

30.                                    There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                                 whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonably available under the circumstances for the benefit of Plaintiff and other members of the Class, in connection with the Proposed Transaction;

(b)                                 whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, and fair dealing;

(c)                                  whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(d)                                 whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(e)                                  whether Shire is aiding and abetting the wrongful acts of the Individual Defendants.

31.                                    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

32.                                    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

33.                                    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants.

34.                                    Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

35.                                    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

V.          SUBSTANTIVE ALLEGATIONS

A. Company Background and Poise for Continued Success and Growth

36.            Founded in 1994, ViroPharma is an international pharmaceutical company focused on developing and commercializing novel solutions for physician specialists to address the unmet medical needs of patients living with serious diseases that have few if any clinical therapeutic options, including therapeutics for rare and orphan diseases.

37.            ViroPharma has a portfolio of marketed products including Plenadren, a drug representing the first new option for adrenal insufficiency patients in over 50 years, and Buccolam, a drug designed to treat breakthrough seizures in pediatric patients. Both Plenadren and Buccolam were recently launched in Europe in 2012 and the Company is currently deciding whether to pursue regulatory approval for Plenadren in the United States. ViroPharma also currently markets Vancocin in the United States, which is used for the treatment of Clostridium difficile-associated diarrhea and the treatment of ente rocolitis.

38.            ViroPharma’s current success, however, mainly revolves around Cinryze, a leading brand in the prophylactic treatment of HAE. Cinryze is the first and only U.S. Food and Drug Administration (FDA) approved C1 esterase inhibitor therapy for routine prevention of HAE. Just last year, in 2012, the FDA approved Cinryze for industrial scale manufacturing and granted Cinryze market exclusivity until 2015. Moreover, in Europe, Cinryze received approval for routine prevention, pre-procedure prevention and acute treatment of angioedema attacks in 2011 and was launched in Europe in 2012.

39.            Since its launch in the U.S. in 2009, Cinryze has rapidly generated revenues for ViroPharma, accounting for 76% of the Company’s total sales in 2012.

40.            Cinryze is also being evaluated for additional indications, such as autoimmune hemolytic anemia, antibody-mediated rejection post renal transplantation and neuromyelitis opitca.

41.            Moreover, ViroPharm is investing in research and development programs to ensure its Company’s success in the future. ViroPharma’s pipeline candidates include VP201621, for the prevention of recurrent clostridium difficile infection, and VP20629, for the treatment of Friedreich’s Ataxia. Enrollment in the VP20629 study is expected to be complete in the first half of 2014.

42.            Additionally, ViroPharma is in phase 2 of its study of Maribavir, a novel drug being developed for the treatment of cytomegalovirus (CMV) infections in transplant recipients. In May of 2011 the U.S. designated Maribavir as an orphan drug, and in June of 2013 it was granted the same designation in the EU. ViroPharma expects to complete enrollment in its Maribavir studies in mid-2014.

43.          In a press release dated January 7, 2013, Defendant Milano touted the Company’s performance and anticipated growth:

2012 represented a new beginning for ViroPharma. We believe our execution and achievements through the global organization during the year position the company very well for not only success in 2013, but also provides the opportunity for tremendous growth for our shareholders in the years ahead. ViroPharma has moved beyond Vancocin® (vancomycin hydrochloride capsules, USP) and now has a geographically diverse commercial portfolio and a robust, maturing development pipeline. The continued success of Cinryze® (C1 esterase inhibitor 9human]), with unaudited 2012 U.S. net sales of approximately $321 million, drive by over 900 active patients on prophylactic therapy led the way. The commercial launches of Cinryze, Buccolam® (midazolam, oromucosal solution) and Plenadren® (hydrocortisone, modified release tablet) in Europe are also beginning to gain traction, and we believe that these products will ultimately become strong contributors to our overall growth in the years ahead.

As we advance through 2013, we believe that our progress will clearly show ViroPharma to be well along the path that we laid out in our analyst day event this past September. The financial guidance we are providing this morning relflects strong enthusiasm for our products form our patients and their caregivers. We expect 2013 will also be a significant year in the advancement of our development programs. Success in 2013 could position us to be entering into phase 3 development of several products in 2014.

44.          On February 27, 2013, the Company issued a press release announcing its fourth quarter and full year 2012 results. Key financial results for the full year 2012 included:

a.                                      $428 million in annual net product sales, highlighted by $327 million in worldwide net sales of Cinryze.

b.                                      Generated net sales of approximately $17 million in Europe.

c.                                       GAAP net income of $6 million.

d.                                      Non-GAAP adjusted net income of $51 million.

e.                                       Positive cash flows from operations of $43 million.

f.                                        $180 million of cash to repurchase approximately 7 million shares of ViroPharma stock.

g.                                       Working capital of $339 million, including cash, cash equivalents and short-term investments of $247 million

45.                               Remaining optimistic about the 2013 year, Defendant Milano stated in the February 27th press release:

ViroPharma enters 2013 in a strong position to generate significant growth for years to come. Cinryze in the U.S. continues to exceed our expectations, our products in Europe are beginning to demonstrate traction as we continue to expand those launches throughout the EU, the pipeline is more robust than it has ever been in our company’s history and financially our company is in a very good position to remain opportunistic for the right business development assets. Additionally, we’ve very aggressively improved our capital structure through our stock repurchase program. In 2013, our focus will remain on execution and continuing to deliver positive results to all of our key stakeholders and most importantly those that are at the core of our mission.

46.                               On August 1, 2013, the Company announced its results for the second quarter of 2013. Among the financial highlights for the second quarter of 2013, the Company reported:

a.              Net sales of $104 million compared with $95 million for the second quarter 2012.

b.              Cinryze net sales in the United States of $91 million, a 22% increase over the second quarter 2012.

c.               GAAP net income of $0.6 million compared to a GAAP net loss of $6 million in the second quarter 2012.

d.              Non-GAAP adjusted net income of $11 million, compared to $5 million for the same period in 2012

e.               Cinryze global net sales of $95 million, a 23% increase over the same period in 2012.

47.                               On October 31, 2013, the Company released its financial results for the third quarter ended September 30, 2013. Continuing to build on its success, the Company’s key financial results for this quarter included:

a.              Net sales of $133 million, compared with $91 million for the third quarter of 2012.

b.              GAAP net income of $4 million, compared to GAAP net loss of $5 million in the third quarter of 2012.

c.               Non-GAAP adjusted net income for three and nine months ended September 30, 2013 of $16 million and $38 million, respectively, compared to $7 million and $44 million for the same period in 2012.

d.              Net sales of Cinryze in the United States during the three and nine months ended September 30, 2013 of $102 million and $290 million, respectively, compared with $84 million and $226 million, respectively, during the same periods in the prior year.

48.                               The sale and marketing of Cinryze has been so successful that the Company adjusted its full year 2013 guidance upwards:

a.              Estimating worldwide net product sales of $445 to $465 million from its previous estimate of $440 to $465 million.

b.              Estimating net North American Cinryze sales of $395 to $405 million from its previous estimate of $390 to $400 million.

49.                               In fact, in an October 31st ViroPharma Earnings Conference Call, Company representatives stated that Cinryze metrics “all continue to trend in a positive direction” and that roughly half of the new prescriptions generated during the quarter came from physicians writing prescriptions for the first time.

50.                               Discussing ViroPharma’s performance and future potential, Defendant Milano stated in an October 31st press release that:

The third quarter of 2013 represented another extremely strong period of growth and positive momentum across our entire organization . . . We continue to generate strong growth in our commercial business, notably led by the acceleration of Cinryze demand here in the United States. Our pipeline also continues to advance, establishing a number of important data points over the next few months.

51.                               Milano’s raving statements about ViroPharma’s success are further evidenced by the Company’s consistently climbing stock price, which recently closed at a 13 year high of $40.78 per share on September 17, 2013.

52.                               Despite its promise for continued success and growth, stockholders of ViroPharma learned that they were being divested of their interest in the Company.

53.                               Rather than permitting the Company’s shares to trade freely and allowing its public stockholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Shire, and to the detriment of the Company’s public stockholders, by entering into the Merger Agreement.

B. The Proposed Transaction is Unfair and Undervalues the Company

54.                          Despite the Company’s impressive performance and promise for success, on November 11, 2013, Defendants announced that the companies had entered into a Merger Agreement pursuant to which Shire will acquire all the outstanding shares of ViroPharma for $50.00 per share in cash, for a total consideration of approximately $4.2 billion.

55.                               Given the Company’s strong performance and its position for growth, the Proposed Consideration is inadequate and significantly undervalues the Company, particularly in light of ViroPharma’s marketed drugs and portfolio of development programs targeted at rare disease conditions. The deal is expected to generate annual cost synergies of $150 million by 2015.

56.                               Tellingly, in the joint November 11, 2013 press release, Shire’s Chief Executive Officer, Flemming Ornskov, highlighted the benefit that Shire stockholders stand to receive from the merger, at the expense of ViroPharma’s stockholders:

The acquisition of ViroPharma will immediately benefit Shire and is entirely consistent with our clear strategic objective of strengthening our rare disease portfolio. It brings us a new growth driving product which augments our already strong growth prospects.

Shire is uniquely positioned to drive the continued success of CINRYZE for the benefit of paitents through our knowledge of the rare disease space, our international infrastructure and our biologics manufacturing expertise.

* * *

. . .This acquisition is expected to create a $2 billion rare disease revenue base and delivers further strong growth prospects.

57.                               The $2 billion revenue projected by Shire will represent approximately 40% of Shire’s total product sales on a pro forma basis, resulting in a significant benefit to Shire.

58.                               Moreover, on September 13, 2013, prior to the announcement of the Merger, Robyn Karnauskas, a New York-based analyst at Deutsche Bank AG, valued ViroPharma at $52 per share for a buyer such as Shire, given the fact Shire sells a drug for acute HAE.

59.                               Despite these significant synergies inherent in the transaction for ViroPharma, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Shire. Accordingly, the Proposed Transaction consideration is inadequate and grossly undervalues ViroPharma.

C. The Board Agreed To Lock Up The Deal With Preclusive Deal Protection Devices

60.                               The Proposed Transaction is also unfair because, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

61.                               By way of example, § 6.2 of the Merger Agreement includes a “no solicitation” provision, barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Shire. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Shire.

62.                               Pursuant to § 6.2(a) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Shire of the bidder’s offer within forty-eight hours. Thereafter, should the Board determine that the unsolicited offer is superior, pursuant to § 6.2(d), Shire is granted at least four days to amend the terms of the Merger Agreement to make a counter-offer that only needs to be at least as favorable to the Company’s stockholders as the unsolicited offer. Shire is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

63.                               In other words, the Merger Agreement gives Shire access to any rival bidder’s information and allows Shire a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Shire because the Merger Agreement unfairly assures that any “auction” will favor Shire and piggy-back upon the due diligence of the foreclosed second bidder.

64.                               In addition, pursuant to § 9.1 of the Merger Agreement, ViroPharma must pay Shire a termination fee of $127,140,000 if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

65.                               Ultimately, these preclusive Deal Protection Devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

66.                               Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT 1
Breach of Fiduciary Duties
(Against all Individual Defendants)

67.                               Plaintiff repeats all previous allegations as if set forth in full herein.

68.                               As demonstrated by the allegations above, the Individual Defendants are knowingly or recklessly failing to exercise the care required, and are breaching their duties of loyalty, good faith, and independence owed to stockholders of ViroPharma, because, inter alia:

(a)                                 They are taking steps to avoid competitive bidding, to cap the price of ViroPharma common stock, and to give Shire an unfair advantage by, among other things, failing to adequately solicit other potential acquirers or alternative transactions;

(b)                                 They have failed to engage in a sales process that will result in a fair price for the Company;

(c)                                  They have undervalued the Company’s common stock by ignoring the full value of its assets and future prospects;

(d)                                 The Proposed Transaction does not reflect the true financial position of the Company; and

(e)                                  The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business, are significantly greater than the deal terms.

69.                               As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ViroPharma’s assets and will be prevented from benefiting from a fair transaction.

70.                               Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

71.                               Plaintiff and the Class have no adequate remedy at law.

COUNT II
Aiding and Abetting
(Against Shire Pharmaceutical, Merger Sub, and Shire plc)

72.                               Plaintiff repeats all previous allegations as if set forth in full herein.

73.                               As alleged in more detail above, Defendants Shire Pharmaceutical, Merger Sub and Shire plc are sued herein as aiders and abettors of breaches of fiduciary duties outlined above by the Individual Defendants.

74.                               The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care, and candor owed to ViroPharma stockholders by failing to:

(a)                                      fully inform themselves of the market value of ViroPharma before entering into the Proposed Transaction;

(b)                                      act in the best interests of the public stockholders of ViroPharma common stock;

(c)                                       maximize shareholder value;

(d)                                      obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction;

(e)                                       act in accordance with their fundamental duties of good faith, due care, candor and loyalty.

75.                               Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Shire Pharmaceutical, Merger Sub and Shire plc, which, therefore, aided and abetted such breaches via entering into the Proposed Transaction with ViroPharma.

76.                               As a result of the conduct of Defendants Shire Pharmaceutical, Merger Sub and Shire plc of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

77.                               As a result of the unlawful actions of Defendants Shire Pharmaceutical, Merger Sub and Shire plc, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for ViroPharma’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Shire Pharmaceutical, Merger Sub and Shire plc are enjoined by this Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

78.                               Plaintiff and the other members of the Class have no adequate remedy at law.

79.                               Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants Shire.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)                                    Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B)                                    Enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                                    In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)                                    Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                     Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)                                      Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: November 20, 2013		O’KELLY ERNST & BIELLI, LLC

	By:	/s/ Ryan M. Ernst
Ryan M. Ernst (#4788)
Daniel P. Murray (#5785)
901 N. Market Street, Suite 1000
Wilmington, DE 19801
(302) 778-4000
rernst@oeblegal.com
dmurray@oeblegal.com

Attorneys for Plaintiff
OF COUNSEL:

LEVI & KORSINSKY, LLP
Shannon L. Hopkins
Stephanie A. Bartone
733 Summer Street, Suite 304
Stamford, CT 06901
(212) 363-7500